Exhibit 12.1

HOLOGIC, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Fiscal Year Ended
	September 26, 2009	September 27, 2008	September 29, 2007	September 30, 2006	September 24, 2005
Earnings:
Earnings before provision for income taxes	$(2,154,130)	$(327,272)	$148,489	$53,223	$34,695
Fixed charges	142,400	140,311	6,072	4,234	3,380
Interest capitalized during the period	(372)	(533)	—	—	—
Amortization of capitalized interest	—	—	—	—	—

Total earnings	(2,012,102)	(187,494)	154,561	57,457	38,075

Fixed charges:
Interest expense	134,957	133,043	2,511	1,230	376
Interest capitalized during the period	372	533	—	—	—
Estimate of interest within rental expense	7,071	6,735	3,561	3,004	3,004

Total fixed charges	142,400	140,311	6,072	4,234	3,380

Ratio of earnings to fixed charges (a)	—	—	25.45	13.57	11.26

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net income plus the provision for income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)	In 2009 and 2008, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $2.15 billion and $327.8 million, respectively.